Exhibit 99.2

OPC Energy Ltd. Condensed Consolidated Interim Financial Statements As of September 30, 2025 (Unaudited)

OPC Energy Ltd.

Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

Somekh Chaikin
 Millennium Tower KPMG
17 Ha’Arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. (hereinafter – the “Company”) and its subsidiaries, including the condensed consolidated interim statement of financial position as of September 30, 2025 and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the nine-month and three-month period then ended.The Board of Directors and management are responsible for preparing and presenting financial information for these interim periods in accordance with IAS 34, Interim Financial Reporting, and are also responsible for preparing financial information for these interim periods under Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion regarding the financial information for these interim periods based on our review.

Review scope

We conducted our review in accordance with Review Standard (Israel) 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.A review is substantially smaller in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters which may have been identifiable in an audit.Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Somekh Chaikin
Certified Public Accountants

November 18, 2025

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

Somekh Chaikin
Millennium Tower KPMG
17 Ha’Arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

November 18, 2025

To:

The Board of Directors of

OPC Energy Ltd. (hereinafter – the “Company”)

Dear Sirs/Madams,

Re: Letter of Consent in Connection with the Company’s Shelf Prospectus of May 2023

This is to inform you that we agree to the inclusion in the shelf prospectus (including by way of reference) of our reports listed below in connection with the shelf prospectus of May 2023:

(1)	Independent auditors’ review report of November 18, 2025 on the Company’s Condensed Consolidated Financial Information as of September 30, 2025 and for the nine- and three-month periods then ended.

(2)
Independent auditors’ special report of November 18, 2025 on the Company’s separate interim financial information as of September 30, 2025, in accordance with Regulation 38D to the Securities Regulations (Periodic and Immediate Reports), 1970 and for the nine- and three-month periods then ended.

Respectfully,

Somekh Chaikin

Certified Public Accountants

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of

	September 30	September 30	December 31
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current assets

Cash and cash equivalents	2,300	1,151	962
Trade receivables	420	360	293
Other receivables and debit balances	108	163	90

Total current assets	2,828	1,674	1,345

Non‑current assets

Long-term restricted deposits and cash	54	57	60
Long-term receivables and debit balances	158	231	162
Investments in associates	5,368	2,463	5,320
Long-term derivative financial instruments	43	54	44
Property, plant & equipment	4,281	7,048	4,238
Right‑of‑use assets and deferred expenses	638	790	637
Intangible assets	265	1,138	261

Total non‑current assets	10,807	11,781	10,722

Total assets	13,635	13,455	12,067

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of

	September 30	September 30	December 31
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current liabilities

Loans and credit from banking corporations and financial institutions (including current maturities)	114	148	82
Current maturities of debt from non‑controlling interests	-	22	14
Current maturities of debentures	218	212	212
Trade payables	314	314	213
Payables and credit balances	354	183	123

Total current liabilities	1,000	879	644

Non‑current liabilities

Long-term loans from banking corporations and financial institutions	2,569	2,953	2,150
Long-term debt from non-controlling interests	443	455	500
Debentures	1,165	1,664	1,663
Long-term lease liabilities	23	199	31
Long-term derivative financial instruments	-	36	-
Other long‑term liabilities	11	565	115
Deferred tax liabilities	552	517	543

Total non-current liabilities	4,763	6,389	5,002

Total liabilities	5,763	7,268	5,646

Equity

Share capital	3	3	3
Share premium	5,745	3,990	3,993
Capital reserves	48	574	532
Retained earnings	478	196	224

Total equity attributable to the Company’s shareholders	6,274	4,763	4,752

Non‑controlling interests	1,598	1,424	1,669

Total equity	7,872	6,187	6,421

Total liabilities and equity	13,635	13,455	12,067

Yair Caspi	Giora Almogy	Shai Abramovitz
Chairman of the Board of Directors	CEO	Chief Comptroller[1]

Approval date of the Financial Statements: November 18, 2025

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

1   Due to the temporary absence (parental leave) of the Company's CFO, Ms. Anna Bernstein Schwartzman, the Company's Board of Directors authorized Mr. Shai Abramovitz, the Company's Chief Comptroller (and the most senior financial officer in the absence of Ms. Bernstein Schwartzman), to sign the Company's financial statements as of September 30, 2025.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Income

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	2025	2024	2025	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from sales and provision of services	2,256	2,190	895	879	2,779
Cost of sales and services (excluding depreciation and amortization)	(1,643)	(1,493)	(603)	(582)	(1,931)
Depreciation and amortization	(180)	(245)	(59)	(90)	(317)

Gross income	433	452	233	207	531

Share in profits of associates	423	150	211	64	166
Compensation for loss of income	-	44	-	18	44
General and administrative expenses	(295)	(191)	(147)	(72)	(263)
Business development expenses	(10)	(33)	(4)	(11)	(45)
Gain on loss of control in the US Renewable Energy Segment	-	-	-	-	259
Other revenues (expenses), net	19	(50)	35	2	(56)

Operating profit	570	372	328	208	636

Finance expenses	(216)	(272)	(74)	(99)	(339)
Finance income	53	72	30	48	87
Loss from extinguishment of financial liabilities	-	(49)	-	(49)	(49)

Finance expenses, net	(163)	(249)	(44)	(100)	(301)

Profit before taxes on income	407	123	284	108	335

Expenses for income tax	(74)	(49)	(48)	(22)	(138)

Profit for the period	333	74	236	86	197

Attributable to:
The Company’s shareholders	254	83	183	81	111
Non‑controlling interests	79	(9)	53	5	86

Profit for the period	333	74	236	86	197

Earnings per share attributable to the Company’s owners

Basic diluted earnings per share (in NIS)	0.95	0.36	0.64	0.33	0.46

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	2025	2024	2025	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	333	74	236	86	197

Components of other comprehensive income (loss) which, after being recognized in comprehensive income were or will be carried to profit and loss

Effective portion of the change in the fair value of cash flow hedges	(2)	25	3	-	42
Net change in fair value of derivative financial instruments used to hedge cash flows transferred to profit and loss	(5)	(14)	(3)	(6)	(11)
Group’s share in other comprehensive income (loss) of associates, net of tax	(84)	(29)	9	27	13
Foreign currency translation differences in respect of foreign operations	(*) (555)	84	(*) (123)	(75)	(8)
Tax on other comprehensive income (loss) items	41	(3)	12	4	(6)

Other comprehensive income (loss) for the period, net of tax	(605)	63	(102)	(50)	30

Total comprehensive income (loss) for the period	(272)	137	134	36	227

Attributable to:
The Company’s shareholders	(202)	131	102	36	121
Non‑controlling interests	(70)	6	32	-	106
Comprehensive income (loss) for the period	(272)	137	134	36	227

(*) Arises mainly from a depreciation of the USD against the NIS in the nine- and three-month period ended September 30, 2025, at a rate of approx. 9.3% and approx. 2.0%, respectively.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

For the nine-month period ended September 30, 2025

Balance as of January 1, 2025	3	3,993	247	49	236	224	4,752	1,669	6,421

Issuance of shares (less issuance expenses)	*-	1,721	-	-	-	-	1,721	-	1,721
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	35	35
Share-based payment	-	-	4	-	-	-	4	1	5
Exercised and expired options and RSUs	*-	31	(31)	-	-	-	-	-	-
Dividend paid to non‑controlling interests	-	-	-	-	-	-	-	(38)	(38)
Other	-	-	(1)	-	-	-	(1)	1	-
Other comprehensive loss for the period, net of tax	-	-	-	(60)	(396)	-	(456)	(149)	(605)
Profit for the period	-	-	-	-	-	254	254	79	333

Balance as of September 30, 2025	3	5,745	219	(11)	(160)	478	6,274	1,598	7,872

For the nine-month period ended September 30, 2024

Balance as of January 1, 2024	2	3,210	248	25	250	113	3,848	1,394	5,242

Issuance of shares (less issuance expenses)	1	778	-	-	-	-	779	-	779
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	34	34
Share-based payment	-	-	5	-	-	-	5	1	6
Exercised and expired options and RSUs	*-	2	(2)	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	(11)	(11)
Other comprehensive income (loss) for the period, net of tax	-	-	-	(13)	61	-	48	15	63
Profit (loss) for the period	-	-	-	-	-	83	83	(9)	74

Balance as of September 30, 2024	3	3,990	251	12	311	196	4,763	1,424	6,187

* Amount is less than NIS 1 million.
The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

For the three-month period ended September 30, 2025

Balance as of July 1, 2025	3	4,842	225	(17)	(73)	295	5,275	1,594	6,869

Issuance of shares (less issuance expenses)	*-	895	-	-	-	-	895	-	895
Share-based payment	-	-	2	-	-	-	2	1	3
Exercised and expired options and RSUs	*-	8	(8)	-	-	-	-	-	-
Dividend paid to non‑controlling interests	-	-	-	-	-	-	-	(29)	(29)
Other comprehensive income (loss) for the period, net of tax	-	-	-	6	(87)	-	(81)	(21)	(102)
Profit for the period	-	-	-	-	-	183	183	53	236

Balance as of September 30, 2025	3	5,745	219	(11)	(160)	478	6,274	1,598	7,872

For the three-month period ended September 30, 2024

Balance as of July 1, 2024	2	3,211	251	(2)	370	115	3,947	1,434	5,381

Issuance of shares (less issuance expenses)	1	778	-	-	-	-	779	-	779
Share-based payment	-	-	1	-	-	-	1	1	2
Exercised and expired options and RSUs	*-	1	(1)	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	(11)	(11)
Other comprehensive income (loss) for the period, net of tax	-	-	-	14	(59)	-	(45)	(5)	(50)
Profit for the period	-	-	-	-	-	81	81	5	86

Balance as of September 30, 2024	3	3,990	251	12	311	196	4,763	1,424	6,187

* Amount is less than NIS 1 million.
The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Audited)

For the year ended December 31, 2024

Balance as of January 1, 2024	2	3,210	248	25	250	113	3,848	1,394	5,242

Issuance of shares (less issuance expenses)	1	779	-	-	-	-	780	-	780
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	175	175
Share-based payment	-	-	7	-	-	-	7	1	8
Exercised and expired options and RSUs	*-	4	(4)	-	-	-	-	-	-
Other	-	-	(4)	-	-	-	(4)	(7)	(11)
Other comprehensive income (loss) for the year, net of tax	-	-	-	24	(14)	-	10	20	30
Profit for the year	-	-	-	-	-	111	111	86	197

Balance as of December 31, 2024	3	3,993	247	49	236	224	4,752	1,669	6,421

* Amount is less than NIS 1 million.
The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	2025	2024	2025	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	333	74	236	86	197
Adjustments:
Depreciation and amortization	193	257	64	95	333
Diesel fuel consumption	20	9	4	1	12
Finance expenses, net	163	249	44	100	301
Expenses for income tax	74	49	48	22	138
Share in profits of associates	(423)	(150)	(211)	(64)	(166)
Other expenses (revenues), net	(19)	50	(35)	(2)	56
Gain on loss of control in the US Renewable Energy Segment	-	-	-	-	(259)
Share-based payment transactions	125	24	86	14	35
	466	562	236	252	647

Changes in trade and other receivables	(166)	(176)	(36)	(75)	(64)
Changes in trade payables, service providers, payables and other long-term liabilities	161	158	38	62	14
	(5)	(18)	2	(13)	(50)

Dividends received from associates	203	205	108	179	235
Income taxes paid	(8)	(4)	(8)	-	(67)

Net cash provided by operating activities	656	745	338	418	765

Cash flows used in investing activities

Interest received	38	23	22	11	35
Investment in associates	(479)	(37)	(84)	(9)	(737)
Purchase of property, plant, and equipment, intangible assets and deferred expenses	(235)	(1,203)	(97)	(698)	(1,260)
Loss of control in the US Renewable Energies Segment	-	-	-	-	134
Proceeds for repayment of partnership capital from associates	3	95	-	95	95
Other	5	25	(6)	18	21

Net cash used for investing activities	(668)	(1,097)	(165)	(583)	(1,712)

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow (cont.)

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	2025	2024	2025	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows provided by financing activities
Proceeds of share issuance, less issuance expenses (1)	1,721	779	895	779	780
Proceeds of debenture issuance, less issuance expenses	-	198	-	-	198
Receipt of long-term loans from banking corporations and financial institutions, net (2)	494	1,649	194	1,614	1,951
Receipt of long-term debt from non-controlling interests	11	60	-	36	104
Investments by holders of non-controlling interests in equity of subsidiary	35	34	-	-	175
Change in short-term loans from banking corporations, net	10	(195)	12	10	(204)
Tax equity partner’s investment in US-based renewable energy projects	-	152	-	-	152
Interest paid	(150)	(198)	(60)	(79)	(228)
Dividend paid to non‑controlling interests	(38)	-	(29)	-	-
Repayment of long-term loans from banking corporations and others (2)	(68)	(1,743)	(25)	(1,617)	(1,755)
Repayment of long-term loans from non-controlling interests	(62)	(68)	(13)	(59)	(76)
Repayment of debentures (3)	(515)	(193)	(409)	(97)	(193)
Other	12	(8)	(2)	(1)	(13)
Net cash provided by financing activities	1,450	467	563	586	891

Net increase (decrease) in cash and cash equivalents	1,438	115	736	421	(56)

Balance of cash and cash equivalents as of the beginning of the period	962	1,007	1,586	722	1,007

Effect of exchange rate fluctuations on cash and cash equivalent balances	(100)	29	(22)	8	11

Balance of cash and cash equivalents as of the end of the period	2,300	1,151	2,300	1,151	962

(1)	For further details, see Note 7D.
(2)
For further details regarding OPC Israel's entering into financing agreements with banking corporations in Israel during the reporting period and the third quarter of 2025, see Note 7A and Note 14B1 to the Annual Financial Statements.

(3)	For details regarding the partial early redemption of Debentures (Series B) in the third quarter of 2025, see Note 7A5.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 1 – GENERAL

Reporting entity

OPC Energy Ltd. (hereinafter – the “Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Road, Tel Aviv, Israel. The Company’s controlling shareholder is Kenon Holdings Ltd. (hereinafter – the “Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange Ltd. (hereinafter – the “TASE”).

The Company is a publicly-traded company whose securities are traded on the TASE.

As of the report date, the Company and its investees (hereinafter – the “Group”) are engaged in the generation and supply of electricity and energy through three reportable segments. For details regarding the Group’s operating segments during the Reporting Period, see Note 25 to the Financial Statements as of the date and for the year ended December 31, 2024 (hereinafter – the “Annual Financial Statements”).

The financial data of the US Renewable Energy Segment were consolidated in the Company's consolidated financial statements until the completion date of the transaction to bring in a new equity partner into CPV Renewable in November 2024, as described in Note 23E to the Annual Financial Statements. As of that date, the financial data of this segment are presented in accordance with the equity method.

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.	Statement of compliance with International Financial Reporting Standards (hereinafter - “IFRS”)

The Condensed Consolidated Interim Financial Statements were prepared in accordance with International Accounting Standard 34 (hereinafter – “IAS 34”) – “Interim Financial Reporting” and do not include all of the information required in complete Annual Financial Statements. These statements should be read in conjunction with the Annual Financial Statements. In addition, these financial statements were prepared in accordance with the provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The condensed consolidated interim financial statements were approved for publication by the Company’s Board of Directors on November 18, 2025.

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the primary economic environment in which the Company operates. Accordingly, the NIS is the Company’s functional currency. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Use of estimates and judgments

In preparing the Condensed Consolidated Interim Financial Statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, revenues and expenses. It is clarified that the actual results may differ from these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

D.	Seasonality

The revenues of the Group companies from the sale of energy in Israel are mostly based on the load and time tariff (hereinafter – the “DSM Tariff”), which is published by the Israeli Electricity Authority, with a certain discount with respect to the generation component. The year is broken down into three seasons: summer (June through September), winter (December, January and February) and transitional (March through May and October through November), with each season having a different tariff for each demand hour cluster.

In the United States, the electricity tariffs are not regulated and are affected by the demand for electricity, which is generally higher than average during the summer and winter; electricity tariffs are also materially affected by natural gas prices, which may generally be higher in winter than the annual average. In addition, with regard to wind-powered renewable energy projects, the speed of the wind tends to be higher during the winter and lower during the summer, whereas in solar-powered projects solar radiation tends to be higher during the spring and summer months and lower during the fall and winter months.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The Group’s accounting policies in these Condensed Consolidated Interim Financial Statements are the same as the policies applied to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 4 – SEGMENT REPORTING

Further to that which is stated in Note 25 to the Annual Financial Statements, during the Reporting Period there were no changes in the composition of the Group’s reportable segments, or in the manner of measuring the results of the segments by the chief operating decision maker.

	For the nine-month period ended September 30, 2025
	Israel	US Energy Transition Segment	US Renewable Energies	Other activities in the US	Adjustments to consolidated	Consolidated – total
In NIS million	(Unaudited)

Revenues from sales and provision of services	1,789	2,201	146	331	(2,211)	2,256

EBITDA after proportionate consolidation[1]	522	847	80	(12)	(934)	503

Adjustments:
Share in profits of associates						423
General and administrative expenses at the US headquarters (not attributed to US segments)						(165)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(17)
Total EBITDA						744

Depreciation and amortization						(193)
Finance expenses, net						(163)
Other revenues, net						19
						(337)

Profit before taxes on income						407

Expenses for income tax						(74)

Profit for the period						333

	For the nine-month period ended September 30, 2024
	Israel	US Energy Transition Segment	US Renewable Energies	Other activities in the US	Adjustments to consolidated	Consolidated – total
In NIS million	(Unaudited)

Revenues from sales and provision of services	1,835	1,328	188	92	(1,253)	2,190

EBITDA after proportionate consolidation	541	447	84	(18)	(451)	603

Adjustments:
Share in profits of associates						150
General and administrative expenses at the US headquarters (not attributed to US segments)						(61)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(13)
Total EBITDA						679

Depreciation and amortization						(257)
Finance expenses, net						(249)
Other expenses, net						(50)
						(556)

Profit before taxes on income						123

Expenses for income tax						(49)

Profit for the period						74

1 For a definition of EBITDA following proportionate consolidation, see Note 25 to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 4 – SEGMENT REPORTING (cont.)

	For the three-month period ended September 30, 2025
	Israel	US Energy Transition Segment	US Renewable Energies	Other activities in the US	Adjustments to consolidated	Consolidated – total
In NIS million	(Unaudited)

Revenues from sales and provision of services	714	806	57	137	(819)	895

EBITDA after proportionate consolidation	258	349	21	(5)	(377)	246

Adjustments:
Share in profits of associates						211
General and administrative expenses at the US headquarters (not attributed to segments)						(94)
General and administrative expenses at the Company’s headquarters (not attributed to segments)						(6)
Total EBITDA						357

Depreciation and amortization						(64)
Finance expenses, net						(44)
Other revenues, net						35
						(73)

Profit before taxes on income						284

Expenses for income tax						(48)

Profit for the period						236

	For the three-month period ended September 30, 2024
	Israel	US Energy Transition Segment	US Renewable Energies	Other activities in the US	Adjustments to consolidated	Consolidated – total
In NIS million	(Unaudited)

Revenues from sales and provision of services	761	448	49	45	(424)	879

EBITDA after proportionate consolidation	255	169	21	(4)	(170)	271

Adjustments:
Share in profits of associates						64
General and administrative expenses at the US headquarters (not attributed to US segments)						(29)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(5)
Total EBITDA						301

Depreciation and amortization						(95)
Finance expenses, net						(100)
Other revenues, net						2
						(193)

Profit before taxes on income						108

Expenses for income tax						(22)

Profit for the period						86

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 4 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2024
	Israel	US Energy Transition Segment	US Renewable Energies	Other activities in the US	Adjustments to consolidated	Consolidated – total
In NIS million	(Audited)

Revenues from sales and provision of services	2,312	1,796	228	145	(1,702)	2,779

EBITDA after proportionate consolidation	639	588	112	(22)	(608)	709

Adjustments:
Share in profits of associates						166
General and administrative expenses at the US headquarters (not attributed to US segments)						(89)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(20)
Total EBITDA						766

Depreciation and amortization						(333)
Finance expenses, net						(301)
Gain on loss of control in the US Renewable Energy Segment						259
Other expenses, net						(56)
						(431)

Profit before taxes on income						335

Expenses for income tax						(138)

Profit for the year						197

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 5 – REVENUES FROM SALES AND PROVISION OF SERVICES

Composition of revenues from sales and provision of services:

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	2025	2024	2025	2024	2024
In NIS million	(Unaudited)		(Unaudited)		(Audited)

Revenues from sale of electricity in Israel:
Revenues from the sale of energy to private customers	986	1,121	427	516	1,368
Revenues from energy sales to the system operator and other suppliers	158	146	54	50	165
Revenues for capacity services	110	127	40	39	171
Revenues from the sale of energy to the system operator, at cogeneration tariff	56	42	7	17	83
Revenues from sale of steam in Israel	44	44	13	14	57
Other revenues in Israel	2	23	2	-	23

Total revenues from sale of energy and others in Israel (excluding infrastructure services)	1,356	1,503	543	636	1,867

Revenues from private customers for infrastructure services	433	332	171	125	445

Total revenues in Israel	1,789	1,835	714	761	2,312

Revenues from sale of electricity from renewable energy (*)	-	164	-	39	195
Revenues from sale of retail electricity and others	467	191	181	79	272

Total revenues in the US	467	355	181	118	467

Total revenues	2,256	2,190	895	879	2,779

(*)
For details regarding deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewable, see Note 23E to the Annual Financial Statements.

 OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 6 - SUBSIDIARIES

A.	Agreements for the acquisition of the remaining interests in the Shore power plant

Further to Note 24C to the Annual Financial Statements regarding an agreement to acquire a further 20% stake in the Shore Power Plant, such that subsequent to its completion, the holding stake will be approx. 89% – on April 1, 2025, the acquisition agreement was completed. At the transaction completion date, the CPV Group paid the seller a consideration amount that is immaterial to the Company, in addition to injecting the Partner's share on Shore’s refinancing date during the first quarter of 2025, as detailed in Note 11 below. Most of the excess acquisition cost was allocated to property, plant, and equipment. Given the current interests of the remaining partner in the Shore Power Plant, as of the report date, the Company continued to account for its investment in Shore in accordance with the equity method.

Subsequent to the report date, on October 28, 2025, another agreement was signed with another remaining partner to acquire the remaining holding stake (approx. 11%) in the Shore Power Plant. Upon completion of the transaction (if it is, indeed, completed), the CPV Group will hold all interests in the power plant, and as from that date, it will be consolidated into the Company’s Financial Statements. As of the report approval date, the Company is assessing the transaction’s accounting treatment, and specifically the effect on profit and loss, if any, of the transition from an associate to a consolidated company.

The agreement includes conditions which are generally accepted in transactions of this type, taking into account that the CPV Group already holds the majority of interests in the power plant; it includes a consideration to the seller whose amount is immaterial to the Company, and which will be paid subject to the fulfillment of the conditions precedent as is generally accepted in transactions of this type, including regulatory approval. The completion of the acquisition under the agreement (if it is, indeed, completed) will be carried out upon the fulfillment of the conditions precedent and no later than 180 days after the effective date set in the agreement.

B.	Commencement of construction of the Basin Ranch Power Plant and material agreements related to the project

Subsequent to the report date, on October 28, 2025, the financial closing was completed, a notice to proceed was given to the construction contractor, and construction of the Basin Ranch project, a 1.35 GW power plant in Texas (hereinafter - the “Project”), commenced. As of the report approval date, the CPV Group holds 70% of the Project and the Partner holds 30% thereof (for details regarding the acquisition of a partner’s share in the project, see Subsection 4 below). In addition, at the Financial Closing Date, the following main agreements became effective and the following main actions were taken:

 OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

B.	Commencement of construction of the Basin Ranch Power Plant and material agreements related to the project (cont.)

1.	Equity financing and provision of collateral:

At the Financial Closing Date, the project’s interest holders provided the entire equity required for the project relative to their holding stakes as of the Financial Closing Date.

For this purpose, the CPV Group (70%) provided a total amount of approx. NIS 1.5 billion (approx. USD 470 million), of which approx. NIS 1 billion (approx. USD 300 million) was provided by way of a loan from Bank Leumi (for details, see Note 7A2), and approx. NIS 562 million (approx. USD 170 million)2 was provided by the Company through an equity bridge loan until the equity investment process with the additional partners at Power OPC is completed, which has yet to be completed as of the report approval date (for details, see Note 10G2 below and Note 23A3 to the Annual Financial Statements).

To provide the bridge loan, the Company used some of the funds raised in the share issuance in June 2025, as detailed in Note 7D1 below.

Moreover, additional collateral in connection with the project was provided by the project’s interest holders as part of the TEF Loan’s financial closing (for details, see Subsection 3 below).

The CPV Group’s share (70%) in the additional collateral, which was provided by way of letters of credit, totals approx. NIS 446 million (approx. USD 135 million), as detailed in Note 7A3 below.

2.	Construction and equipment agreements:

At the financial closing date, an engineering procurement and construction agreement (hereinafter - the "EPC Agreement") and an agreement to acquire the project’s principal equipment (hereinafter - the “Equipment Purchase Agreement") came into effect. In accordance with the EPC Agreement, the construction contractor undertook to provide full construction services, which include a combination of the equipment acquired under the Equipment Purchase Agreement and the acquisition of the remaining equipment (which was not acquired under the Equipment Purchase Agreement). The EPC Agreement includes standard terms and conditions and undertakings generally accepted in such transactions (similar to CPV’s other energy transition projects), such as the contractor's undertaking to complete within set schedules; warranty periods; project acceptance tests; performance and capacity undertakings; various guarantees to secure the contractor's undertakings and performance metrics under the agreement; agreed (capped) compensation for a delay in project delivery; standard grounds for agreement termination; insurance; contractor liability limitation and other provisions, which are relevant for the project’s construction and operation.

The project’s principal equipment is supplied by an affiliate of a project partner under the Equipment Purchase Agreement. The GEV EPC Agreement includes specifications regarding the project’s power generation equipment (H Class technology) including two gas turbines and two steam turbines, certain guarantees and liability (subject to caps) and product warranty.

The consideration under the EPC Agreement and the GEV EPC Agreement will be paid over time, in accordance with the milestones set in each agreement and is expected to total approx. NIS 4.6 billion (approx. USD 1.4 billion) - with respect to both agreements (and additional EPC agreements). The agreements include fixed consideration and a variable component in respect of relevant customs tariffs, which will be paid by the project in accordance with the arrangements set forth in the agreements, and which may affect the overall expected cost.

Furthermore, the project entered into agreements regarding the operation of the facility, including an asset management agreement (with a CPV Group corporation), an O&M agreement and other generally accepted project agreements similar to other CPV Group projects.

Moreover, additional collateral in connection with the project was provided by the project’s interest holders as part of the TEF Loan’s financial closing (for details, see Subsection 3 below).

[2]
The amount includes recognition of pre-financial closing development investments totaling approx. NIS 221 million (approx. USD 67 million). In addition, the CPV Group was credited with development fees totaling approx. NIS 93 million (approx. USD 28 million) as part of the commitment to provide capital.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 6 - SUBSIDIARIES (cont.)

B.	Commencement of construction of the Basin Ranch Power Plant and material agreements related to the project (cont.)

3.	TEF Loan Agreement (senior debt)

At the Financial Closing Date, a senior loan agreement with Texas Energy Fund (hereinafter - “TEF”), managed by the Public Utility Commission of Texas (hereinafter - “PUCT”), was entered into to finance the project’s construction (hereinafter - the “TEF Loan”)

  Following is a summary of the main terms of the TEF Loan:

Loan provision date	As from October 2025, in a number of tranches in accordance with the percentage of completion of the project’s construction.
The loan amount to the Project Company (100%)	Approx. USD 1.1 billion (approx. NIS 3.6 billion).
Interest rate	Annual interest at a fixed rate of 3%.
Amortization schedule of the principal and interest
Final repayment date: September 30, 2045.
The loan principal will be repaid in quarterly principal payments as from March 31, 2031, at a rate equal to 0.25% per quarter, through March 31, 2032. Thereafter, repayments of principal and interest in accordance with an amortization schedule in a mortgage format (hereinafter - "Spitzer”).
Interest payments will be paid every quarter, including during the construction period.

Pledges	A first degree, senior, fixed and secured pledge on the project, its assets and the rights arising therefrom.
Default financial covenants	•	A historical 12-month debt service coverage ratio (DSCR) of 1.10x, which shall be measured on a quarterly basis starting one year after the commercial operation date (COD), as defined in the loan agreement.
	•	Expected 5-year contracted DSCR of 1.20x on COD; the contracts for compliance with this ratio should be renewed or replaced two years before their termination, on a rolling basis. The project entered into hedging arrangements[3] for a substantial portion of the project's capacity, which comply with this requirement.
	•	Performance-based project covenants for the past 12 months, which will be measured monthly as from the date on which full 12 calendar months will elapse after COD. The covenants set minimum uptime of 85% and maximum downtime of 15%, which may be remediated by presenting a remedial action plan and a reserve to finance the plan for the next 12 months.
Other key conditions (including certain collateral)	•	Distributions are subject to generally accepted definitions and conditions and to the following: (a) Compliance with contracted DSCR of 1.20x over 4 consecutive quarters, or a DSCR of 1.35x based on the total cash flow; and (b) a performance test (downtime/uptime) for the past 12 months, which includes certain conditions, which allow distribution even if the criteria are not met.
•
Additional undertakings of the project interest holders (100%) totaling approx. NIS 631 million (approx. USD 191 million) (the CPV Group’s share, as of the report approval date is approx. NIS 446 million (approx. USD 135 million)). These undertakings include collateral in the form of letters of credit (LCs) or other generally acceptable collateral (such as cash) to secure certain matters pertaining to key agreements and the cost of the project, and to secure completion of construction (which can be forfeited after exhausting a budget contingency); and to secure the project’s connection to the grid within 4 years, subject to an extension option (with the collateral released in accordance with the abovementioned date).
For further details regarding the balance of the guarantees provided by the Group in favor of the project as of the report date and the report approval date, see Note 7A3.

	•	Additional project-level undertakings pertaining to collateral include, among other things, cash reserves or letters of credit on COD to secure expected DSR and operating expenses.
	•	Other undertakings and default and repayment events include, among other things, events that are deemed “change of control” including circumstances where CPV Power Holdings, LP (a wholly owned subsidiary partnership of the CPV Group) no longer holds and controls at least 50% of the Borrower, and circumstances where the CPV Group no longer holds or controls at least 50% of CPV Power Holdings, LP (as applicable in accordance with the relevant provisions), and generally accepted immediate repayment grounds such as non-payment, failure to comply with certain undertakings, breach of representations, undertakings and covenants, default events, regulatory and legal proceedings – all in accordance with the conditions and the remediation periods (as applicable) set in the loan agreement.

3  The project entered into Gas Netback commercial agreements (including a pricing mechanism under which the gas price paid by the electricity producer is derived from the price of electricity) and fixed-price power purchase agreements in order to hedge a substantial portion of the power plant's capacity for a period of 7 years from the commercial operation date under a plan aiming to hedge approx. 75% of the power plant's capacity as of the commercial operation date.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 6 - SUBSIDIARIES (cont.)

B.	Commencement of construction of the Basin Ranch Power Plant and material agreements related to the project (cont.)

4.	Agreement to acquire the remaining ownership rights in the project

At the Financial Closing Date, the CPV Group (through a wholly-owned subsidiary) entered into an agreement with the remaining partner in the “seller" project to acquire the remaining 30% stake of the project (hereinafter - the “Acquisition Agreement"). In accordance with the Acquisition Agreement, completion of the acquisition (if it is, indeed, completed) will be carried out subject to the fulfillment of conditions precedent, no later than February 28,4 2026. These conditions precedent mainly include the exchange of amounts and the seller’s collateral with respect to the TEF Loan as detailed in Subsection 3 below.

The amount required for the acquisition under the Acquisition Agreement amounts to approx. NIS 1.22 billion (approx. USD 371 million5), payable or provided in the following manner and on the following dates:

•
At the Financial Closing Date of the TEF Loan (October 28, 2025), a total of approx. NIS 195 million (approx. USD 59 million) was paid for the seller's investments prior to the financial closing, plus an estimate of additional investments made by the seller until the completion date of the Acquisition Transaction;[6]

•
At the completion date of the Acquisition Agreement, a total of approx. NIS 558 million (approx. USD 169 million) will be provided by way of cash and/or letters of credit (LCs) in respect of the equity required in connection with the TEF Loan. Moreover, additional collateral will be provided by way of letters of credit (LCs) required to secure shareholders' liabilities related to the project in the amount of approx. NIS 208 million (approx. USD 63 million7). It is noted that the said letters of credit shall be provided out of the Company's facilities and/or facilities guaranteed by the Company. For details regarding increasing guarantee facilities subsequent to the report date, see Note 7A3 below.

•
During the Project’s construction period, from 2025 to 2029 - the seller will be paid an additional consideration amount of approx. NIS 265 million (approx. USD 80 million), in four equal annual installments.

The completion of the acquisition (if it is, indeed, completed) will confer upon the CPV Group control over the project and will result in its consolidation into the Company's Consolidated Financial Statements. As of the report approval date, the Company is examining the accounting treatment of the acquisition transaction, including the implications of the transition from an investment in an associate to a consolidated company.

[4]	It is noted that if the transaction is not completed by this date, the agreement will be terminated in accordance with the termination arrangements set in the Acquisition Agreement.
[5]
Under the Acquisition Agreement, the CPV Group serves as the guarantor for future payments payable to the seller subsequent to the completion of the transaction. Furthermore, the seller is entitled to their share in the balance of future development fees in respect of the Project totaling approx. NIS 59 million (approx. USD 18 million), which are expected to be paid on the Project’s commercial operation date.

[6]	At the Transaction Completion Date, if any, a calculation will be made regarding differences, if any, between the said estimate and the actual investments.
[7]	Of which a total of approx. US 6 million was provided as of the report approval date.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY

A.	Significant events during and subsequent to the Reporting Period

1.	Banking financing agreements in OPC Israel

During the Reporting Period, OPC Israel (hereinafter - the “Borrower”) entered into a financing agreement with Israel Discount Bank Ltd. for the extension of a loan in the total amount of NIS 300 million. The loan was advanced in two equal parts – a total of NIS 150 million in February 2025 and an additional amount of NIS 150 million in June 2025. The Borrower has repaid the loans to its shareholders, as detailed in Note 23D(1)b to the Annual Financial Statements and distributed a dividend (it is noted that the Company has used its share primarily to repay debentures).

Additionally, in July 2025, the Borrower entered into a financing agreement with Bank Hapoalim Ltd. for the extension of a loan totaling NIS 400 million. The loan shall be provided in two equal parts - a total of NIS 200 million, which was given in July 2025 and a further total of NIS 200 million which is expected to be withdrawn by the end of 2025. The Borrower made a full and final repayment of the shareholder loan provided to Rotem as detailed in Note 23D(1)a to the Annual Financial Statements, refinanced a long-term debt and distributed a dividend (it is noted that the Company used its share mainly to repay debentures).

The above loans were received under terms and conditions similar to those of the Borrower’s other corporate financing agreements detailed in Note 14B1 to the Annual Financial Statements, including, among other things, the principal repayment terms, collateral and pledges provided, restrictions and undertakings, conditions for distribution and compliance with financial covenants. The interest rate terms were revised to 0.25%-0.4% over the prime interest rate.

2.	Financing agreement with Bank Leumi in the CPV Group

On October 22, 2025, the CPV Group and Bank Leumi le-Israel B.M. signed a financing agreement (hereinafter - the “Financing Agreement” and the “Lender”, respectively) for a loan totaling USD 300 million (approx. NIS 1 billion), to finance part of the CPV Group's share in the equity required for the Basin Ranch project (hereinafter in this section - the “Project”). As of the report approval date, the CPV Group has a 70% of the project; for details regarding the signing of an agreement to acquire the remaining holding stake (30%) in the project, see Note 6B above. The agreement was completed on October 28, 2025, upon the financial closing of the TEF Loan.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the Reporting Period (cont.)

2.	Financing agreement with Bank Leumi in the CPV Group (cont.)

Borrower	CPV Group
Loan amount (principal)	USD 300 million (approx. NIS 1 billion).
Loan withdrawal dates
First payment of approx. NIS 460 million (USD 150 million) on the signing date, and a second payment of approx. NIS 460 million (USD 150 million) - no later than December 31, 2026, concurrently with the expiry of the letter of credit (LC) issued on the signing date.

Interest rate (annual)	Long-term loan: Interest based on SOFR plus a 2.8% to 3.4% spread. Financial guarantee fee (through the abovementioned letter of credit): 1.3% to 2%.
Repayment dates principal and interest
The interest on the loan principal shall be payable each quarter starting on March 31, 2027, with the interest accrued until the first payment date is added to the loan principal;
The loan principal (including said accrued interest) is payable by March 31, 2027 in accordance with the amortization schedule, as follows:

2027-2029: 5% per annum
2030-2031: 25% per annum
2032: %35.

Notwithstanding the foregoing, if the commercial operation of the Project commences during 2029, an adjustment will be made to the principal payment rates (an increase from 1.25% per quarter to 6.25% per quarter) as of the first quarter after the commercial operation date, all such that the entire loan is repaid no later than December 31, 2032.

Default financial covenants	Financial covenants applicable to Borrower:
• Total equity attributable to the shareholders of the CPV Group: More than USD 750 million;
• Adjusted net debt to adjusted EBITDA ratio of the CPV Group is less than 7.0.

The financial covenants will be examined each quarter and will be subject to the terms and provisions (as well as to agreed-upon remediation periods) and testing mechanisms as shall be set forth in the Financing Agreement.

As of the report date, the calculation of compliance with the covenants is as follows: (1) Equity - USD 1.6 billion; (2) Adjusted net debt to adjusted EBITDA ratio - 3.4x.

Collateral
Subject to the relevant statutory provisions and the terms of the project’s financing agreements (including the TEF Loan described in Note 6B), the Lender will be entitled to a lien on the account to which the dividends from the project companies are paid directly to the Borrower, all as stipulated in the Financing Agreement;

Furthermore, the Borrower undertook to have in place a negative pledge, except under the following circumstances: (a) Existing and future limited resource project financing or the provision of liens under the financing of the portfolio assets of the Borrower and/or its subsidiaries and/or associates; (b) other existing and future permitted liens, in the ordinary course of business, all as stipulated under the Financing Agreement.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

2.	Financing Agreement with Bank Leumi in the CPV Group (cont.)

Additional material terms and conditions
Additional terms, undertakings and grounds for repayment (if applicable), include (as the case may be) certain restrictions on the Borrower and/or its subsidiaries and/or associates, with respect to:

(a) Undertaking debt as stipulated in the Financing Agreement, except for the undertaking of a permitted debt (as defined in the Financing Agreement and under pre-determined conditions as to the Borrower’s level of leveraging and liquidity) with respect to the areas of activity of the Borrower and/or its subsidiaries and/or associates (such as undertaking non-recourse project financing for a new project and/or the refinancing a debt of an existing project or the financing of a portfolio of existing/ new projects through non-recourse financing, the Borrower’s undertaking corporate debts under the conditions stipulated in the Financing Agreement, undertaking and/or extending certain credit facilities, etc.);

(b) Restrictions on the sale of assets, except for assets, which meet the pre-determined conditions set in the financing agreement as to the Borrower’s level of leveraging and liquidity or assets, or assets which are immaterial to the business activities of the Borrower and/or its subsidiaries and/or associates;

(c) Restrictions on investments outside the normal business activities originating from the Borrower’s free cash flow, where (i) the net debt to EBITDA ratio covenant (as detailed above) exceeds the value stipulated in the Financing Agreement; or (ii) the occurrence of certain default events in the project and/or other ongoing default events in the project, which were not remediated within the remediation periods stipulated in the Financing Agreement;

(d) Other undertakings, default events and grounds for repayment as is generally accepted in agreements of this type, including: Restrictions on change of control in the Borrower (including the Company and its controlling shareholders); restrictions on changes to the Borrower’s area of activity; cross acceleration as defined in the Financing Agreement; non-payment; default events; legal or regulatory proceedings/matters as defined in the Financing Agreement; breach of covenants and undertakings (subject to remediation periods); cross-default for certain events pertaining to the project (including material adverse effect events as defined in the Financing Agreement, breach of an undertaking to repay a TEF Loan or its acceleration, bankruptcy and abandonment event); non-payment of a debt of the Borrower or the project above a certain threshold, all in accordance with the definitions, remediation periods and other conditions set in the Financing Agreement.

Payments to the Borrower’s shareholders	As from March 31, 2027, dividend distributions and repayment of shareholder loans[8] are subject to the following financial covenants (as defined above):
	•	Total equity attributable to the shareholders of the CPV Group: More than USD 1 billion;
	•	Adjusted net debt to adjusted EBITDA ratio of the CPV Group is less than 4.0 up to 12 months subsequent to the project's commercial operation date (COD) and less than 5.0 thereafter.
Furthermore, under certain adverse circumstances defined in the Financing Agreement, such payments and additional payments to shareholders (such as management fees) will not be permitted even if the abovementioned financial covenants are met.
Fees
Provisions have been set regarding fees, including upfront-fees and non-utilization fees, as is generally accepted in financing agreements, as well as early repayment fees. It is clarified that the loan’s early repayment fees (except with respect to financial damage, if incurred) were set at declining levels over the loan term, such that after a set number of years no early repayment fees will apply.

8 Except for certain shareholder loans defined in the agreement, the repayment of which is not conditional on compliance with covenants .

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

3.	Short-term credit facilities:

As of the report approval date, the Company and OPC Israel have binding short-term credit facilities from Israeli banking corporations in effect as of various dates, most of which are during the second half of 2026. For details regarding the terms and conditions of the credit facilities, see Note 14B3 to the Annual Financial Statements. Following is information regarding the amounts of the binding facilities and their utilization as of the report date (in NIS million):

	Facility amount	Utilization as of the report date (2)	Utilization immediately prior to the report approval date (1) (2)

Company	300	-	-
OPC Israel	300	2	2
The Company for the CPV Group (3)	Approx. 314 (USD 95 million)(4)	72	210
CPV Group(3)	Approx. 380 (USD 115 million) (4)	100	365
Total	1,294	174	577

(1)
As of November 14, 2025. The increase in utilization of letters of credit and bank guarantees immediately prior to the report approval date arises mainly from the provision of bank guarantees with respect to the financial closing of the TEF Loan as detailed in Note 6B.

(2)	Mostly for the purpose of letters of credit and bank guarantees.
(3)	The facilities provided to the CPV Group or for the CPV Group, which are detailed in the above table, are backed with a Company guarantee.
(4)
It is noted that, subsequent to the report date, the Company's facility for the CPV Group increased to approx. NIS 545 million (approx. USD 165 million) and that of the CPV Group increased to approx. NIS 562 million (approx. USD 170 million), mainly for financing part of the transaction to acquire the interests of the remaining partner in the Basin Ranch project, as detailed in Note 6B4 above.

Furthermore, as of the report date, non-binding credit facilities from banking corporations and financial institutions were utilized for the purpose of issuing letters of credit and bank guarantees in Israel totaling approx. NIS 363 million and in the USA - totaling approx. NIS 172 million (guaranteed by the Company). Immediately prior to the report approval date, the amount utilized in the United States increased and totaled approx. NIS 240 million due to the provision of guarantees with respect to the matter referred to in comment 1 above. The utilization of non-binding facilities is subject to the discretion of any financing entity on a case by case basis on every utilization request date, and therefore there is no certainty as to the ability to utilize them at any given time.

4.
In May 2025, Midroog assigned an initial rating of A1.il with a stable outlook for the Company and its debentures. In addition, in May 2025, Ma’alot S&P upgraded the Company's credit rating to ilA with a stable outlook and the rating of its debentures to ilA+, following an improvement in business profile and financial ratios.

5.
On September 30, 2025, the Company repaid, by way of partial early redemption, approx. NIS 256 million par value in Debentures (Series B) in addition to the fixed payment in accordance with the amortization schedule of Debentures (Series B) as of that date. The total amount redeemed with respect to the partial early redemption, including linkage, is approx. NIS 302 million.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

B.	Changes in the Group’s material guarantees:

Further to Note 14C to the Annual Financial Statements, following are details on the main changes which took place during the Reporting Period in the bank guarantee amounts given by Group companies to third parties:

	As of September 30, 2025	As of December 31, 2024
	NIS million	NIS million

In respect of operating projects in Israel (Rotem, Hadera, Zomet and Gat) (1)	164	249
For projects under construction and development in Israel (Sorek 2 and consumers’ premises)	73	74
In respect of the filing of a bid in the Sorek tender (2)	50	100
In respect of virtual supply activity in Israel (3)	88	21
In respect of projects under construction and development in the US (CPV Group)*	265	339
For the Basin Ranch Project* (4)	41	-
In respect of operating projects in the US Renewable Energies and Other Segment*	37	22
Total	718	805

* Out of the Company's facilities or guaranteed by the Company.

(1)
The decrease arises mainly from the release of a bank guarantee provided by OPC Israel for Zomet in favor of ILA totaling NIS 67 million (for further details, see Note 10B5 to the Annual Financial Statements).

(2)	The decrease arises from a decrease in bank guarantee provided by OPC Israel in connection with the Sorek tender, as described in Note 14C3 to the Annual Financial Statements.
(3)	The increase stems from an increase of the bank guarantee provided in favor of the system operator in respect of the virtual supply activity due to seasonality.
(4)
Immediately prior to the report approval date, the balance of the guarantees stands at approx. NIS 559 million (approx. USD 169 million), which arises mainly from the provision of bank guarantees with respect to the financial closing of the TEF Loan as described in Note 6B.

Furthermore, the Company and the Group companies provide, from time to time, corporate guarantees to secure Group companies’ undertakings in connection with their activity.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

C.	Financial covenants:

Further to that which is stated in Note 15C to the Annual Financial Statements, following are the financial covenants attached to Debentures (Series B, C and D), as defined in the deeds of trust, and the actual amounts and/or ratios as of September 30, 2025:

Ratio	Required value – Series B	Required value – Series C and D	Actual value
Net financial debt (1) to adjusted EBITDA (2)	Will not exceed 13 (for distribution purposes – 11)	Will not exceed 13 (for distribution purposes – 11)	3.3
The Company shareholders’ equity (“separate”)	Will not fall below NIS 250 million (for distribution purposes – NIS 350 million)
With respect to Debentures (Series C): will not fall below NIS 1 billion (for distribution purposes – NIS 1.4 billion)
With respect to Debentures (Series D): will not fall below NIS 2 billion (for distribution purposes – NIS 2.4 billion)
			Approx. NIS 6,274 million
The Company’s equity to asset ratio (“separate”)	Will not fall below 17% (for distribution purposes: 27%)	Will not fall below 20% (for distribution purposes: 30%)	82%
The Company’s equity to asset ratio (“consolidated”)	--	Will not fall below 17%	58%

(1) The consolidated net financial debt less the financial debt designated for construction of the projects that have not yet started to generate EBITDA.
(2) Adjusted EBITDA as defined in the deeds of trust.

As of September 30, 2025, the Company complies with the said financial covenants.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

C.	Financial covenants: (cont.)

Further to Note 14 to the Annual Financial Statements, following are the financial covenants, as defined in the said note, which apply to Group companies in connection with their financing agreements with banking corporations (including long-term loans and binding short-term credit facilities), and the actual amounts and/or ratios as of September 30, 2025:

Financial covenants	Breach ratio	Actual value
Covenants applicable to OPC Israel with respect to the corporate financing agreements[9]
OPC Israel’s equity capital	Will not fall below NIS 1,100 million	Approx. NIS 2,216 million
OPC Israel’s equity to asset ratio	Will not fall below 20%	38%
OPC Israel’s ratio of net debt to EBITDA	Will not exceed 8	3.8
Covenants applicable to Hadera in connection with the Hadera Financing Agreement
Minimum expected DSCR	1.10	1.13
Average expected DSCR	1.10	1.67
LLCR	1.10	1.57
Covenants applicable to the Company in connection with binding credit facilities with Israeli banking corporations[10]
The Company shareholders’ equity (“separate”)	Will not fall below NIS 1,200 million	Approx. NIS 6,274 million
The Company’s equity to asset ratio (“separate”)	Will not fall below 30%	82%
The Company’s net debt to EBITDA ratio	Will not exceed 12	3.3

As of September 30, 2025, the Group companies comply with the said financial covenants.

9   Additionally, OPC Israel has short-term bank credit facilities, which include financial covenants identical to the abovementioned financial covenants.
10 Additionally, the Company has financial covenants applicable by virtue of the Hadera Equity Subscription Agreement, which are not stricter than the abovementioned covenants.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

D.	Capital raising

1.
In June 2025, the Company issued to the public 21,303,200 ordinary shares of NIS 0.01 par value each, of which a total of 7,923,600 ordinary shares were issued to the Parent Company. The gross proceeds of the issuance totaled NIS 850 million and the issuance expenses totaled approx. NIS 23 million.

The Parent Company which held approx. 54.53% of the Company's share capital prior to the issuance, acquired 7,923,600 shares under the issuance. Subsequent to the completion of the capital raising, the Parent Company’s holding stake stood at approx. 53.20% of the Company's share capital.

2.
In August 2025, the Company issued to qualified investors 18,750,000 ordinary shares of NIS 0.01 par value each. The gross proceeds of the issuance totaled NIS 900 million and the issuance expenses totaled approx. NIS 6 million.

Qualified Investors who participated in the issuance include Migdal Insurance and Financial Holdings Ltd., Phoenix Financial Ltd. and Phoenix Investment House Ltd., Menora Mivtachim Holdings Ltd. and Harel Insurance Investments & Financial Services Ltd. (which are interested parties in the Company as of the issuance date).

The Parent Company held approx. 53.16% of the Company's share capital prior to the issuance and did not acquire shares during the private placement. Subsequent to the completion of the private placement, the Parent Company’s holding stake stood at approx. 49.79% of the Company's share capital.

E.	Shelf prospectus

During the Reporting Period, the Company's shelf prospectus was extended through May 30, 2026.

F.	Equity compensation plans

1.	Allocations of offered securities in the Reporting Period and thereafter:

Offerees and allotment date	No. of options at the grant date (in thousands)	Average fair value of each option at the grant date (in NIS)	Exercise price per option (in NIS, unlinked)	Standard deviation (1)	Risk-free interest rate (2)	Cost of benefit (in NIS million) (3)

Executives, March 2025	441	11.80	31.98	30.4%-34.5%	4.09%-4.15%	Approx. 5.0
CEO, July 2025 (4)	646	19.84	43.39	31.2%-31.8%	3.93%-3.94%	Approx. 12.8

(1)	The standard deviation is calculated based on historical volatility of the Company’s share over the expected life of the option until exercise date.

(2)	The rate of the risk-free interest is based on the Fair Spread database and an expected life of 4 to 6 years.

(3)	This amount will be recorded in profit and loss over the vesting period of each tranche.

(4)	The fair value of the options in the above table was calculated immediately prior to the date of the general meeting’s approval – August 26, 2025.

The offered securities are by virtue of the option plan as set out in Note 16B to the Annual Financial Statements, and include identical terms and conditions and provisions.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

F.	Equity compensation plans (cont.)

2.	Exercise of options and issuance of shares:

During the Reporting Period, the Company issued a total of approx. 407 thousand ordinary shares of NIS 0.01 par value following an exercise notice of approx. 2,736 thousand options, of which the Company’s CEO – Mr. Giora Almogy – exercised approx. 1,253 thousand options into approx. 161 thousand Company shares and the Chairman of the Board of Directors – Mr. Yair Caspi – exercised approx. 184 thousand options into approx. 35 thousand Company shares.

3.	Expiry of options during the Reporting Period

In January 2025, approx. 184 thousand options awarded to the Chairman of the Board, Mr. Yair Caspi, expired. In addition, during the Reporting Period, approx. 200 thousand options granted to Company employees expired.

G.	Profit sharing compensation plan for CPV Group employees

Further to that which is stated in Note 16C to the Annual Financial Statements regarding a profit-sharing plan for CPV Group employees, the plan’s fair value as of the report date totaled approx. NIS 224 million (approx. USD 68 million); this value was estimated using the option pricing model (OPM), based on a standard deviation of 34%, and a risk-free interest of 3.9%.

As of the report date, the Group recognized – out of the plan’s fair value and taking into account the vesting period and payments made in prior periods – a liability of approx. NIS 208 million (approx. USD 63 million), which was included in the Other payables and credit balances line item.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 8 - COMMITMENTS (INCLUDING WITH RELATED AND INTERESTED PARTIES), CLAIMS AND OTHER LIABILITIES

A.	Commitments (Including with Related and Interested Parties)

On May 18, 2025, Rotem – following approval of the Company's Board of Directors – entered into an agreement for the purchase of energy and capacity from Dead Sea Works Ltd. (hereinafter – "Dead Sea Works"), which – to the best of the Company's knowledge – is wholly-owned by ICL Group Ltd. The agreement is for a period ending on March 31, 2030 with the parties having an early termination option by giving a 12-month advance notice. As part of the agreement, Dead Sea Works undertook to provide Rotem with quantities of energy and capacity up to a maximum of 40 MWh, with a discount on the demand side management tariff (DSM Tariff), with Rotem undertaking to consume a certain annual quantity (Take or Pay), divided by seasons and demand hours clusters as agreed between the parties (hereinafter- “Minimum Annual Quantity").

In addition, the agreement includes generally accepted provisions in agreements for the purchase of energy and capacity, including, among other things, the purchase of electricity beyond the Minimum Annual Quantity in some of the demand hours clusters and beyond the maximum quantity regarding all hours, arrangements regarding the quantities of electricity purchased below the Minimum Annual Quantity, Dead Sea Works’ obligations to meet the minimum capacity rates, grounds for termination which are generally acceptable in agreements of this type alongside grounds for termination, which will establish for Rotem the right to compensation in accordance with the terms set out in the agreement.

The Company's Audit Committee determined that the abovementioned engagement does not constitute an extraordinary transaction, within the meaning of this term in the Companies Law, 1999, since such engagements are conducted in the Company's ordinary course of business, at fair market value, and are not likely to have a material effect on the Company's profitability, assets and liabilities.

B.	Claims and other liabilities

Further to Note 10B6 to the Annual Financial Statements regarding receipt of purchase tax assessments totaling approx. NIS 29 million on July 23, 2024 and filing of an appeal on the purchase tax assessments in connection with the land of the Ramat Beka project – which was included in the May 2023 tenders – during the reporting period, the Israel Tax Authority’ decided to dismiss the appeal. Following the above, OPC Power Plants appealed the decision to the court.

OPC Power Plants disagrees with the Israel Tax Authority’s position and financial demands, among other things, due to OPC Power Plants’ position that the arrangement as per the Israel Land Authority’s tender does not establish a “land ownership interest”. As of the report date, the Company believes – based on the opinion of its legal counsel – that since the likelihood of its position being accepted is higher than the likelihood of its being rejected; therefore, the Company did not make a provision in its financial statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 9 – FINANCIAL INSTRUMENTS

A.	Financial instruments measured at fair value for disclosure purposes only

The carrying values of certain financial assets and financial liabilities, including cash and cash equivalents, restricted deposits and cash, trade receivables, other receivables, trade payables and other payables, and some of the Group’s long-term loans are the same as or approximate to their fair values. The fair values of the other financial assets and financial liabilities, together with the carrying amounts stated in the statement of financial position, are as follows:

	As of September 30, 2025
	Carrying value (*)	Fair value
In NIS million	(Unaudited)	(Unaudited)
Loans from banking corporations and financial institutions (Level 2)	2,686	2,700
Loans from non‑controlling interests (Level 2)	443	448
Debentures (Level 1)	1,385	1,353
	4,514	4,501

	As of September 30, 2024
	Carrying value (*)	Fair value
In NIS million	(Unaudited)	(Unaudited)
Loans from banking corporations and financial institutions (Level 2)	3,103	3,091
Loans from non‑controlling interests (Level 2)	478	488
Debentures (Level 1)	1,878	1,784
	5,459	5,363

	As of December 31, 2024
	Carrying value (*)	Fair value
In NIS million	(Audited)	(Audited)
Loans from banking corporations and financial institutions (Level 2)	2,234	2,237
Loans from non‑controlling interests (Level 2)	514	508
Debentures (Level 1)	1,891	1,805
	4,639	4,550

(*) Including current maturities and interest payable.

For details regarding the Group’s risk management policies, including entering into derivative financial instruments as well as the manner of determining the fair value, see Note 21 to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 9 – FINANCIAL INSTRUMENTS (cont.)

B.	Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value, on a periodic basis, using an valuation method.

The evaluation techniques and various levels were detailed in Note 21 to the Annual Financial Statements.

	As of September 30		As of December 31
	2025	2024	2024
In NIS million	(Unaudited)		(Audited)

Financial assets
Derivatives used for hedge accounting

CPI swap contracts (Level 2)	43	46	(*) 44
Interest rate swaps (SOFR) (Level 2) (1)	-	14	-

Total	43	60	44

Financial liabilities
Derivatives used for hedge accounting

CPI swap contracts (Level 2)	-	(1)	(*) (1)
Interest rate swaps (SOFR) (Level 2) (1)	-	(12)	-
Electricity price hedge contracts (the US renewable energy segment) (Level 3) (1)	-	(30)	-

Total	-	(43)	(1)

(*)      The nominal NIS-denominated discount rate range in the value calculations is 4.1%-4.5% and the real discount rate range is 0.8%-2.5%.

(1)
The balances as of September 30, 2024 are in respect of CPV Renewable. For details regarding deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewable, see Note 23E to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 10 - SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

A.	General

1.
Further to Note 1 to the Annual Financial Statements, in June 2025, there was a further escalation of the geopolitical situation, with the outbreak of a large-scale military conflict between Israel and Iran (hereinafter – “Operation Rising Lion"), which included missile attacks by Iran, the closure of Israeli airspace, a general state of emergency in the Israeli home front and a substantial escalation in the regional arena. On June 24, 2025, a ceasefire with Iran was declared, which is in place as of the report approval date. Furthermore, during October 2025, a ceasefire was declared in the Gaza front between the State of Israel and the terrorist organization Hamas, which led to a significant decrease in the intensity of fighting and in the scope of attacks against Israel by the terrorist organizations in Yemen. However, the situation in Israel continues to be characterized by substantial geopolitical uncertainty.

The above has not had a material effect on the operating results in Israel in the Reporting Period. In addition, as of the Report approval date, a ceasefire is in place in most fronts, but there is substantial uncertainty as to the geopolitical situation and whether the ceasefires will hold and the fighting will resume. Therefore, at this stage, it is impossible to assess the effect of the above on the Company and its results of operations, if any, in the short and medium term.

2.
In the nine‑month periods ended September 30, 2025 and 2024 the Group purchased property, plant and equipment for a total of approx. NIS 206 million and approx. NIS 982 million, respectively. Furthermore, these amounts include non-cash purchases totaling approx. NIS 17 million and approx. NIS 38 million during these periods, respectively.

3.
For further details regarding agreements to acquire additional rights in associates in the Reporting Period and thereafter, and financial closing and commencement of construction of the Basin Ranch Project subsequent to the report date and disclosure of material agreements in the project, see Note 6.

4.
For further details regarding developments in credit from banking corporations and others, debentures, credit ratings of the Company and its debentures, guarantees and equity in the Reporting Period and thereafter, see Note 7.

5.	For further details regarding developments in commitments (including with related parties and interested parties), claims and other commitments during the Reporting Period and thereafter, see Note 8.

B.	OPC Israel

Further to Note 10B4 to the Annual Financial Statements regarding a petition filed with the High Court of Justice with respect to the Hadera 2 Project, on August 10, 2025, the Government of Israel resolved to approve the NIP 20B plan promoted by Hadera 2 for the construction of a power plant on land adjacent to the Hadera Power Plant (hereinafter - the “Plan”). Due to the above, during the third quarter of 2025, the Company reversed the impairment provision, which was recognized following the previous Government Resolution of 2024, which rejected the Plan, and recognized a revenue of approx. NIS 34 million under the other revenues line item.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 10 - SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

C.	CPV Group

1.
Further to Note 23E to the Annual Financial Statements regarding the investment agreement in the US Renewable Energy Segment, a further total of approx. NIS 330 million (approx. USD 100 million) was invested in the reporting period by the Investor.

2.	Further to Note 23A3 to the Annual Financial Statements, following is information regarding investment undertakings and provision of loans by OPC Power’s partners (in USD million):

	Immediately prior to the report approval date	As of September 30, 2025	As of December 31, 2024

Total investment undertakings and loan provision (a)	1,535	1,535	1,535
Utilization (b)	(1,535)	(1,510)	(1,455)
Balance of investment undertakings and loan provision	-	25	80

A.
Excluding an additional investment commitment for backing guarantees which were or will be provided for the purpose of development and expansion of projects – each partner based on its pro rata share in the partnership, for a total of approx. NIS 248 million (approx. USD 75 million).

B.
In the Reporting Period, the Company and non-controlling interests (both directly and indirectly) made equity investments in the Partnership and advanced loans totaling approx. USD 42 million (approx. NIS 146 million) and approx. USD 13 million (approx. NIS 48 million), respectively. Subsequent to the report date, in October 2025, equity investments in the Partnership were made and additional loans were advanced totaling approx. USD 19 million (approx. NIS 63 million) and approx. USD 6 million (approx. NIS 20 million), respectively.

3.	Dividends and capital distributions from associates

During the Reporting Period, the CPV Group received dividends and capital distributions from associates totaling approx. NIS 206 million. Out of the amount received during the Reporting Period, approx. NIS 83 million was received from Maryland, approx. NIS 62 million was received from Fairview, and approx. NIS 54 million was received from Towantic.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES

The Group attaches to these Condensed Consolidated Interim Financial Statements the condensed interim financial statements of Maryland and the condensed interim financial data of Fairview (hereinafter – “Material Associates”), including adjustments from US GAAP to IFRS presented below. According to an approval issued by the Israel Securities Authority Staff at the request of the Company, the Company shall publish the condensed interim financial statements of Fairview for the third quarter of 2025 by December 31, 2025.

According to legal advice received by the CPV Group, under the relevant US law it is not required to sign the financial statements of the material associates, and the attached financial statements were approved by the competent organs, and a review report of the independent auditors is attached thereto.

The Material Associates’ functional and presentation currency is the USD. As of the report date, the exchange rate is NIS 3.306 per USD.

The financial statements of the Material Associates are drawn up in accordance with US Generally Accepted Accounting Principles (US GAAP), which vary, in some respects, from IFRS. Following is information regarding adjustments made to the Material Associates’ financial statements in order to make them compatible with the Company’s accounting policies and rules.

Shore refinancing agreement

In the first quarter of 2025, Shore entered into a refinancing agreement,11 in accordance with the following main terms and conditions (hereinafter – the “New Refinancing Agreement”):

The scope of liabilities under the New Refinancing Agreement is approx. NIS 1.57 billion (approx. USD 436 million), composed of approx. NIS 1.18 billion (approx. USD 325 million), a long-term loan (Term Loan B), as well as renewable and non-renewable credit facilities totaling approx. NIS 0.4 billion (approx. USD 111 million), including for the purpose of working capital and letters of credit. The loans’ final repayment date is February 4, 2032 and the final repayment date of the renewable credit facility is February 4, 2030. The repayment pace and scope of Term Loan B’s principal changes until the final repayment date, according to a combination of a mandatory amortization schedule (1% per year) and a leverage-based cash sweep repayment mechanism ranging from 75% to 100% in cash sweep. According to the New Refinancing Agreement, the interest rate on the loan is based on SOFR + a 3.75% spread.

The other key terms and conditions (grounds for repayment, collateral and additional terms and conditions) in the New Refinancing Agreement are similar in essence to those of the existing financing agreement and as accepted in agreements of this type, along with an adjustment to the requirement to hedge the minimum interest rate to 50% of the expected nominal balance of the loan for a three-year period as of the completion date of the New Refinancing Agreement and a requirement for a debt service coverage ratio of 1.10x for the 12 consecutive months. The requirement for a debt service coverage ratio is initially measured on December 31, 2025 (pro-rated) for a period as from the New Refinancing Agreement’s effective date and at the end of each subsequent calendar quarter. With respect to the completion of the New Refinancing Agreement, approx. USD 80 million was extended to Shore by all of its equity holders (hereinafter – the “Deleveraging Amount”), with the CPV Group’s share (including in respect of the additional purchase as described in Note 6A above) in the Deleveraging Amount totaling approx. USD 71 million.

[11]	Non-recourse project financing, as accepted in agreements of this type.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview

Statement of Financial Position:

		As of September 30, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	199	1,067	1,266
Restricted cash	D	12,628	(1,067)	11,561
Property, plant & equipment	A,C	779,191	58,134	837,325
Intangible assets	C	25,231	(25,231)	-
Other assets		31,436	-	31,436

Total assets		848,685	32,903	881,588

Accounts payable and deferred expenses	A	12,432	(6,802)	5,630
Other liabilities	F	495,174	(7,614)	487,560

Total liabilities		507,606	(14,416)	493,190

Partners’ equity	A	341,079	47,319	388,398

Total liabilities and equity		848,685	32,903	881,588

		As of September 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	85	1,560	1,645
Restricted cash	D	19,612	(1,560)	18,052
Property, plant & equipment	A,C	800,887	52,723	853,610
Intangible assets	C	26,101	(26,101)	-
Other assets		25,860	-	25,860

Total assets		872,545	26,622	899,167

Accounts payable and deferred expenses	A	17,577	(10,905)	6,672
Other liabilities		550,137	-	550,137

Total liabilities		567,714	(10,905)	556,809

Partners’ equity	A	304,831	37,527	342,358

Total liabilities and equity		872,545	26,622	899,167

		As of December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	43	444	487
Restricted cash	D	4,793	(444)	4,349
Property, plant & equipment	A, C	797,304	57,331	854,635
Intangible assets	C	25,883	(25,883)	-
Other assets		36,526	-	36,526

Total assets		864,549	31,448	895,997

Accounts payable and deferred expenses	A	13,820	(6,360)	7,460
Other liabilities		530,317	-	530,317

Total liabilities		544,137	(6,360)	537,777

Partners’ equity	A	320,412	37,808	358,220

Total liabilities and equity		864,549	31,448	895,997

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Statements of Income and Other Comprehensive Income:

		For the nine-month period ended September 30, 2025
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS – according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	305,412	(267)	1,214	306,359
Operating expenses	A	142,979	(7,194)	1,214	136,999
Depreciation and amortization	A	20,838	5,296	-	26,134

Operating profit		141,595	1,631	-	143,226

Finance expenses	B,F	28,376	(9,101)	-	19,275

Profit for the period		113,219	10,732	-	123,951

Other comprehensive loss	B	(20,052)	(1,220)	-	(21,272)

Comprehensive income for the period		93,167	9,512	-	102,679

		For the nine-month period ended September 30, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS – according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	212,728	(1,384)	17,247	228,591
Operating expenses	A	93,943	(6,602)	17,247	104,588
Depreciation and amortization	A	20,591	5,296	-	25,887

Operating profit		98,194	(78)	-	98,116

Finance expenses	B	16,732	(4,325)	-	12,407

Profit for the period		81,462	4,247	-	85,709

Other comprehensive income (loss)	B	2,442	(2,778)	-	(336)

Comprehensive income for the period		83,904	1,469	-	85,373

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Statements of Income and Other Comprehensive Income:

		For the three-month period ended September 30, 2025
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS – according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	105,597	878	5,265	111,740
Operating expenses	A	39,399	(2,482)	5,265	42,182
Depreciation and amortization	A	6,944	1,765	-	8,709

Operating profit		59,254	1,595	-	60,849

Finance expenses	B, F	9,290	464	-	9,754

Profit for the period		49,964	1,131	-	51,095

Other comprehensive loss	B	(410)	(878)	-	(1,288)

Comprehensive income for the period		49,554	253	-	49,807

		For the three-month period ended September 30, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS – according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	69,113	(2)	7,406	76,517
Operating expenses	A	28,859	(2,161)	7,406	34,104
Depreciation and amortization	A	6,867	1,765	-	8,632

Operating profit		33,387	394	-	33,781

Finance expenses	B,F	9,018	(871)	-	8,147

Profit for the period		24,369	1,265	-	25,634

Other comprehensive income	B	4,480	(846)	-	3,634

Comprehensive income for the period		28,849	419	-	29,268

		For the year ended December 31, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS – according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	275,102	(2,854)	27,083	299,331
Operating expenses	A	121,590	(8,648)	27,083	140,025
Depreciation and amortization	A	27,485	7,062	-	34,547

Operating profit		126,027	(1,268)	-	124,759

Finance expenses	B	27,325	(5,185)	-	22,140

Profit for the year		98,702	3,917	-	102,619

Other comprehensive income	B	9,533	(1,911)	-	7,622

Comprehensive income for the year		108,235	2,006	-	110,241

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Material adjustments to the statement of cash flows:

		For the nine-month period ended September 30, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A,B	113,219	10,732	123,951

Net cash provided by operating activities		129,183	-	129,183
Net cash used for investing activities	D	(2,072)	(7,213)	(9,285)
Net cash used for financing activities		(119,120)	-	(119,120)

Net increase in cash and cash equivalents		7,991	(7,213)	778

Balance of cash and cash equivalents as of the beginning of the period	D	43	444	487

Restricted cash balance as of the beginning of the period	D	4,793	(4,793)	-

Balance of cash and cash equivalents as of the end of the period	D	199	1,066	1,265

Restricted cash balance as of the end of the period	D	12,628	(12,628)	-

		For the nine-month period ended September 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A,B	81,462	4,247	85,709

Net cash provided by operating activities		101,096	-	101,096
Net cash provided by (used for) investing activities	D	(3,509)	10,010	6,501
Net cash used for financing activities		(106,268)	-	(106,268)

Net increase (decrease) in cash and cash equivalents		(8,681)	10,010	1,329

Balance of cash and cash equivalents as of the beginning of the period	D	52	265	317

Restricted cash balance as of the beginning of the period	D	28,328	(28,328)	-

Balance of cash and cash equivalents as of the end of the period	D	85	1,561	1,646

Restricted cash balance as of the end of the period	D	19,614	(19,614)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Material adjustments to the statement of cash flows:

		For the three-month period ended September 30, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A,B	49,964	1,131	51,095

Net cash provided by operating activities		60,364	-	60,364
Net cash used for investing activities		(1,790)	(4,251)	(6,041)
Net cash used for financing activities		(53,334)	-	(53,334)

Net increase in cash and cash equivalents	D	5,240	(4,251)	989

Balance of cash and cash equivalents as of the beginning of the period	D	76	200	276

Restricted cash balance as of the beginning of the period	D	7,511	(7,511)	-

Balance of cash and cash equivalents as of the end of the period	D	199	1,066	1,265

Restricted cash balance as of the end of the period	D	12,628	(12,628)	-

		For the three-month period ended September 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A,B	24,369	1,265	25,634

Net cash provided by operating activities		30,622	-	30,622
Net cash provided by (used for) investing activities	D	(1,275)	8,792	7,517
Net cash used for financing activities		(39,135)	-	(39,135)

Net decrease in cash and cash equivalents		(9,788)	8,792	(996)

Balance of cash and cash equivalents as of the beginning of the period	D	73	2,569	2,642

Restricted cash balance as of the beginning of the period	D	29,414	(29,414)	-

Balance of cash and cash equivalents as of the end of the period	D	85	1,561	1,646

Restricted cash balance as of the end of the period	D	19,614	(19,614)	-

		For the year ended December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year	A,B	98,702	3,917	102,619

Net cash provided by operating activities		125,851	-	125,851
Net cash provided by (used for) investing activities	D	(11,286)	23,714	12,428
Net cash used for financing activities		(138,109)	-	(138,109)

Net increase (decrease) in cash and cash equivalents		(23,544)	23,714	170

Balance of cash and cash equivalents as of the beginning of the year	D	52	265	317

Restricted cash balance as of the beginning of the year	D	28,328	(28,328)	-

Balance of cash and cash equivalents as of the end of the year	D	43	444	487

Restricted cash balance as of the end of the year	D	4,793	(4,793)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Maryland

Statement of Financial Position:

		As of September 30, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	44	559	603
Restricted cash	D	560	(559)	1
Property, plant & equipment	A,C	555,368	44,082	599,450
Intangible assets	C	12,342	(12,342)	-
Other assets		70,011	-	70,011

Total assets		638,325	31,740	670,065

Accounts payable and deferred expenses	A	11,752	(1,957)	9,795
Other liabilities		297,177	(4,466)	292,711

Total liabilities		308,929	(6,423)	302,506

Partners’ equity	A	329,396	38,162	367,558

Total liabilities and equity		638,325	31,739	670,064

		As of September 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	43	3,483	3,526
Restricted cash	D	3,484	(3,483)	1
Property, plant & equipment	A,C	571,409	40,294	611,703
Intangible assets	C	12,741	(12,741)	-
Other assets		79,969	-	79,969

Total assets		667,646	27,553	695,199

Accounts payable and deferred expenses	A	11,193	(1,588)	9,605
Other liabilities		359,144	(550)	358,594

Total liabilities		370,337	(2,138)	368,199

Partners’ equity	A	297,309	29,692	327,001

Total liabilities and equity		667,646	27,554	695,200

		As of December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	34	4,800	4,834
Restricted cash	D	4,800	(4,800)	-
Property, plant & equipment	A,C	567,685	41,156	608,841
Intangible assets	C	12,641	(12,641)	-
Other assets		76,181	(1)	76,180

Total assets		661,341	28,514	689,855

Accounts payable and deferred expenses	A	11,770	(1,375)	10,395
Other liabilities		336,376	(2,784)	333,592

Total liabilities		348,146	(4,159)	343,987

Partners’ equity	A	313,195	32,673	345,868

Total liabilities and equity		661,341	28,514	689,855

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Maryland (cont.)

Statements of Income and Other Comprehensive Income:

		For the nine-month period ended September 30, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		236,403	(72)	236,331
Operating expenses	A	152,299	(5,625)	146,674
Depreciation and amortization	A	14,536	136	14,672

Operating profit		69,568	5,417	74,985

Finance expenses	B	15,267	(7)	15,260

Profit for the period		54,301	5,424	59,725

Other comprehensive loss	B	(5,750)	65	(5,685)

Comprehensive income for the period		48,551	5,489	54,040

		For the nine-month period ended September 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		185,861	(691)	185,170
Operating expenses	A	144,579	(4,676)	139,903
Depreciation and amortization	A	13,911	2,989	16,900

Operating profit		27,371	996	28,367

Finance expenses	B	17,783	(26)	17,757

Profit for the period		9,588	1,022	10,610

Other comprehensive income (loss)	B	(535)	665	130

Comprehensive loss for the period		9,053	1,687	10,740

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Maryland (cont.)

Statements of Income and Other Comprehensive Income:

		For the three-month period ended September 30, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		90,380	(93)	90,287
Operating expenses	A	50,892	(1,956)	48,936
Depreciation and amortization	A	4,856	1,062	5,918

Operating profit		34,632	801	35,433

Finance expenses	B	4,851	(4)	4,847

Profit for the period		29,781	805	30,586

Other comprehensive income	B	8,109	89	8,198

Comprehensive income for the period		37,890	894	38,784

		For the three-month period ended September 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		69,307	(308)	68,999
Operating expenses	A	50,260	(1,694)	48,566
Depreciation and amortization	A	4,810	810	5,620

Operating profit		14,237	576	14,813

Finance expenses	B	6,069	17	6,086

Profit for the period		8,168	559	8,727

Other comprehensive income	B	4,923	325	5,248

Comprehensive income for the period		13,091	884	13,975

		For the year ended December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		234,641	(835)	233,806
Operating expenses	A	185,058	(6,050)	179,008
Depreciation and amortization	A	18,721	1,381	20,102

Operating profit		30,862	3,834	34,696

Finance expenses	B	23,513	(18)	23,495

Profit for the year		7,349	3,852	11,201

Other comprehensive income	B	19,340	817	20,157

Comprehensive income for the year		26,689	4,669	31,358

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Maryland (cont.)

Material adjustments to the statement of cash flows:

		For the nine-month period ended September 30, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A,B	54,301	5,424	59,725

Net cash provided by operating activities		70,545	-	70,545
Net cash provided by (used for) investing activities	D	(1,927)	2,422	495
Net cash used for financing activities		(75,271)	-	(75,271)

Net decrease in cash and cash equivalents		(6,653)	2,422	(4,231)

Balance of cash and cash equivalents as of the beginning of the period	D	34	4,800	4,834

Restricted cash balance as of the beginning of the period	D	29,040	(29,040)	-

Balance of cash and cash equivalents as of the end of the period	D	44	559	603

Restricted cash balance as of the end of the period	D	22,377	(22,377)	-

		For the nine-month period ended September 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A,B	9,588	1,022	10,610

Net cash provided by operating activities		12,592	-	12,592
Net cash used for investing activities	D	(7,887)	300	(7,587)
Net cash used for financing activities		(5,861)	-	(5,861)

Net decrease in cash and cash equivalents		(1,156)	300	(856)

Balance of cash and cash equivalents as of the beginning of the period	D	41	4,341	4,382

Restricted cash balance as of the beginning of the period	D	28,917	(28,917)	-

Balance of cash and cash equivalents as of the end of the period	D	43	3,483	3,526

Restricted cash balance as of the end of the period	D	27,759	(27,759)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Maryland (cont.)

Material adjustments to the statement of cash flows:

		For the three-month period ended September 30, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A,B	29,781	805	30,586

Net cash provided by operating activities		37,449	-	37,449
Net cash used for investing activities	D	(871)	799	(72)
Net cash used for financing activities		(41,264)	-	(41,264)

Net decrease in cash and cash equivalents		(4,686)	799	(3,887)

Balance of cash and cash equivalents as of the beginning of the period	D	44	4,446	4,490

Restricted cash balance as of the beginning of the period	D	27,063	(27,063)	-

Balance of cash and cash equivalents as of the end of the period	D	44	559	603

Restricted cash balance as of the end of the period	D	22,377	(22,377)	-

		For the three-month period ended September 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A,B	8,168	559	8,727

Net cash provided by operating activities		10,039	-	10,039
Net cash provided by (used for) investing activities	D	(405)	1,102	697
Net cash used for financing activities		(8,149)	-	(8,149)

Net increase in cash and cash equivalents		1,485	1,102	2,587

Balance of cash and cash equivalents as of the beginning of the period	D	44	895	939

Restricted cash balance as of the beginning of the period	D	26,273	(26,273)	-

Balance of cash and cash equivalents as of the end of the period	D	43	3,483	3,526

Restricted cash balance as of the end of the period	D	27,759	(27,759)	-

		For the year ended December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year	A,B	7,349	3,852	11,201

Net cash provided by operating activities		22,178	-	22,178
Net cash used for investing activities	D	(8,882)	336	(8,546)
Net cash used for financing activities		(13,180)	-	(13,180)

Net increase in cash and cash equivalents		116	336	452

Balance of cash and cash equivalents as of the beginning of the year	D	41	4,341	4,382

Restricted cash balance as of the beginning of the year	D	28,917	(28,917)	-

Balance of cash and cash equivalents as of the end of the year	D	34	4,800	4,834

Restricted cash balance as of the end of the year	D	29,040	(29,040)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2025 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Following is a breakdown of the key adjustments between US GAAP and IFRS in Fairview and Maryland

A.
Maintenance costs under the Long Term Maintenance Plan (hereinafter – the “LTPC Agreement”): under IFRS, variable payments which were paid in accordance with the milestones as set in the LTPC Agreement are capitalized to the cost of property, plant and equipment and amortized over the period from the date on which maintenance work was carried out until the date on which maintenance work is due to take place again. Under US GAAP, the said payments are recognized on payment date within current expenses in the statement of income.

B.
Hedge effectiveness of swaps: in accordance with the IFRS – the associates recognize adjustments relating to the ineffective portion of their cash flow hedge under profit and loss. Under US GAAP, there is no part which is not effective, and the hedging results are recognized in full in other comprehensive income.

C.	Intangible assets: Under IFRS, certain intangible assets are defined as property, plant and equipment.

D.	Restricted cash: There is a difference between the presentation and classification of restricted cash in the cash flow statements and in the statements of financial position.

E.	Right-of-use assets: In IFRS, certain contracts are classified as leases. Under US GAAP, these contracts do not meet the definition of lease contracts, and are recorded as operating expenses.

F.
Changes in financing and refinancing agreements: In cases where the Group has made a modification of terms in existing loans and the change is immaterial, in accordance with IFRS 9, the carrying value of the loans has been adjusted to reflect the present value of the updated contractual cash flows, discounted according to the original effective interest rate. The difference resulting from this adjustment was immediately recognized in the income statement. Under US GAAP, there was no effect on profit or loss date on which the terms and conditions were changed.